(b)(1)(i)

AMENDMENT

TO THE SECOND AMENDED AND RESTATED BY-LAWS OF

ING VARIABLE PORTFOLIOS, INC.

On March 11, 2010, the Board of Directors adopted the following amendment to the Second Amended and Restated By-Laws of ING Variable Portfolios, Inc. The amendment reflects that the retirement policy of ING Variable Portfolios, Inc. may be suspended at any time by the affirmative vote of a majority of all of the non-interested Directors. Accordingly, the Second Amended and Restated By-Laws of ING Variable Portfolios, Inc. are hereby amended to revise Section 16 of ARTICLE II to read as follows:

Section 16. Retirement Policy. Each member of the Board of Directors who is not an “interested person” of the Corporation, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, (each a “non-interested Director”) shall be subject to mandatory retirement as of the later of (i) the March 31 next occurring after he or she attains the age of 72 and (ii) the date a successor Director, if any, is elected or appointed to the Board, except that each current non-interested Director that was a Director as of March 31, 2002 may, upon the vote of a majority of the other non-interested Directors, be granted up to three one-year extensions commencing as of March 31 next occurring after he or she attains the age of 72. Notwithstanding any provision to the contrary in the Articles of Incorporation of the Corporation, or these By-Laws, (i) any amendment to this Article II, Section 16 shall be effective only upon the affirmative vote of a majority of all non-interested Directors, and (ii) the provisions of this Article II, Section 16 may be suspended at any time by the affirmative vote of a majority of all non-interested Directors.